FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of May 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

Amcor Investments (New Zealand) Limited

For release: Monday, 1 May, 2006

Amcor successfully completes PACRS1 repurchase offer

and converts remaining PACRS1 to ordinary shares

Amcor Investments (New Zealand) Limited (“AINZL”) today announced the successful completion of its repurchase offer for PACRS1 convertible notes. A total of 3,434,736 PACRS1 notes, representing 85.9% of the 4,000,000 outstanding notes were repurchased and cancelled on Friday, 28 April 2006, for a repurchase amount of $105.2632 per note ($361 million in total). Payments were credited to nominated accounts or cheques posted to noteholders for the repurchase proceeds and PACRS interest payments on 28 April 2006.

The remaining 565,264 notes converted to ordinary shares in Amcor Limited on 30 April 2006. Each note was redeemed for its $100 face value and the proceeds applied to the subscription of 14.4861 ordinary shares per note. In accordance with the terms of the issue, where the total aggregate number of ordinary shares that a noteholder would otherwise have received on conversion included a fraction, the fraction was disregarded and the noteholder received the relevant whole number of ordinary shares. The conversion resulted in the issue of 8,187,171 ordinary shares in Amcor Limited.

The conversion ratio was calculated by dividing the $100 face value of each note by an amount equal to the VWAP less 5% of the VWAP. The VWAP was calculated as the average of the daily Volume Weighted Average sale Price (“VWAP”) of Amcor Limited ordinary shares (excluding certain trades) sold on the ASX during the 20 business days from 29 March 2006 to 28 April 2006, inclusive. The VWAP was $7.2665.

PACRS1 are the Perpetual Amcor Convertible Reset Securities issued by AINZL in May 2001. The repurchase offer and conversion related only to PACRS1 and not to the PACRS2 notes issued on similar terms in May 2002. No decision has been made regarding the reset or conversion of PACRS2.

For queries in relation to PACRS1, please call 1300 362 387 from within Australia for the cost of a local call or +61 3 9415 4108 if calling from outside Australia, or visit the Amcor website at www.amcor.com.

ENDS

For further information please contact:
John Murray	Andrew Eddy
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9006

Amcor Investments (New Zealand) Limited

17 Ash Road

Wiri

Auckland.

New Zealand

www.amcor.com

Amcor News Release

For Release: Monday 1 May 2006

Amcor Announces results of PACRS1 Conversion

Amcor Limited today announced the issue of 8,187,171 shares upon the conversion of 565,264 PACRS1 convertible notes on 30 April 2006.

PACRS1 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (“AINZL”) in May 2001. A separate announcement today by AINZL (attached) details the successful completion of its repurchase offer for the PACRS1 and the conversion to Amcor ordinary shares of those PACRS1 notes not repurchased.

Amcor has applied to the Australian Stock Exchange to have the ordinary shares issued on conversion quoted on a deferred settlement basis. Deferred settlement trading is expected to commence from Tuesday, 2 May 2006 pending despatch of holding statements.

Holding statements will be despatched on Thursday, 4 May 2006. CHESS holders will also receive a holding statement from the ASX Settlement and Transfer Corporation in due course. Shares sold on a deferred settlement basis on the ASX before Friday, 5 May 2006 will generally settle on Wednesday, 10 May 2006. Shareholders wishing to sell the newly issued shares should consult their brokers for further information. Normal trading on a T+3 basis for shares issued on conversion of PACRS1 is expected to commence on Friday, 5 May 2006.

As previously announced, Amcor Limited has commenced an on-market buy back of ordinary shares to acquire shares equivalent to the number arising on conversion of the remaining PACRS1. Accordingly, Amcor intends to repurchase a further 5.1 million ordinary shares on-market, equivalent to the 8.2 million ordinary shares issued on conversion of the PACRS1 less the 3.1 million ordinary shares already bought back under the on-market buy-back program to date.

For queries in relation to PACRS1, please call 1300 362 387 from within Australia for the cost of a local call or +61 3 9415 4108 if calling from outside Australia, or visit our website at www.amcor.com.

ENDS

For further information please contact:
John Murray	Andrew Eddy
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9006

Amcor Limited

ABN 62 000 017 372

679 Victoria Street Abbotsford  Victoria 3067 Australia

Tel: 03 9226 9000  Fax: 03 9226 9050

www.amcor.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 1 May 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel